

ATCO
G R O U P

Corporate Office



08006272

$S u p p L$

Telephone: (403) 292-7970
Fax: (403) 292-7623
e-mail: karen.sharp@atco.com

December 3, 2008

Securities and Exchange Commission
Judiciary Plaza
450 - 5 Street NW
Washington, DC 20549

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- ◆ Corporation's Form 1, filed December 1, 2008 for symbol ACO.X
- ◆ Corporation's Form 1, filed December 1, 2008 for symbol ACO.Y
- ◆ Corporation's Form 1, filed December 1, 2008 for symbol ACO.PR.A

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Karen Sharp, Senior Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Encl.

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.X
Reporting Period:	11/01/2008 - 11/30/2008

Summary

Issued & Outstanding Opening Balance :	50,915,946	As at :	11/01/2008

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations	0

Issued & Outstanding Closing Balance :	50,915,946

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	12/01/2008
Last Updated:	12/01/2008

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :   Atco Ltd.
Symbol :   ACO.Y
Reporting Period: 11/01/2008 - 11/30/2008

Summary

Issued & Outstanding Opening Balance :	6,863,368	As at :	11/30/2008

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations	0

Issued & Outstanding Closing Balance :	6,863,368

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	12/01/2008
Last Updated:	12/01/2008

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :   Atco Ltd.
Symbol :   ACO.PR.A
Reporting Period: 11/01/2008 - 11/30/2008

Summary

Issued & Outstanding Opening Balance :   6,000,000   As at :   11/01/2008

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations   0

Issued & Outstanding Closing Balance :   6,000,000

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	12/01/2008
Last Updated:	12/01/2008

END